As filed with the Securities and Exchange Commission on July 18, 2003
================================================================================

           Tender Offer Statement Pursuant to Section 13(e)(1) of the
            Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4F
           Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)
                                  -------------
                        THE DESCARTES SYSTEMS GROUP INC.
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

                                 ONTARIO, CANADA
            (JURISDICTION OF ISSUER'S INCORPORATION OR ORGANIZATION)

                        THE DESCARTES SYSTEMS GROUP INC.
                     (NAME(S) OF PERSON(S) FILING STATEMENT)

                      COMMON SHARES, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   249906 10 8
              (CUSIP NUMBER OF CLASS OF SECURITIES (IF APPLICABLE)

                        THE DESCARTES SYSTEMS GROUP INC.
                                120 RANDALL DRIVE
                                WATERLOO, ONTARIO
                                  CANADA N2V1C6
                               ATTN: COLLEY CLARKE
                                 (519) 746-6114
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON(S) AUTHORIZED TO RECEIVE NOTICES
                     AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  JUNE 4, 2003
      (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITYHOLDERS)

                            CALCULATION OF FILING FEE

================================================================================
           Transaction Valuation                   Amount of Filing Fee
================================================================================

             US$32,375,040 (1)                       US$2,619.14 (1)
================================================================================

(1) The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to 11,578,000 Common Shares of The Descartes Systems Group Inc. at the maximum aggregate cash offer price of Cdn$3.85 per share and based on an exchange rate of Cdn$1.00 to US$0.7263, the inverse of the noon buying rates in New York for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 29, 2003.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$2,619.14                  Registration No.: 005-57063
Filing Party: The Descartes Systems Group Inc.
Form/Schedule: Schedule 13E-4F                       Date Filed: June 4, 2003
================================================================================

     This Amendment No. 1, the final amendment, amends and supplements the
Schedule 13E-4F (the "Schedule 13E-4F") filed with the Securities and Exchange Commission on June 4, 2003 by The Descartes Systems Group Inc., a company organized under the laws of Ontario, Canada (the "Issuer") to purchase up to 11,578,000 of its outstanding common shares (the "Shares") for a cash price of not more than CDN$3.85 and not less than CDN$3.00 per Share, upon the terms and conditions set forth in the Tender Offer Circular dated June 2, 2003 (the "Tender Offer Circular") and in the related Letter of Transmittal (which, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Tender Offer Circular and the Schedule 13E-4F.

     The Schedule 13E-4F is hereby amended and supplemented by adding the following:

     The Offer expired at 5:00 p.m., local place of deposit, on Friday, July 11, 2003. Pursuant to the Offer, the Issuer will purchase for cancellation a total of 11,578,000 Shares at a purchase price of CDN$3.20.

     Reference is hereby made to the press release issued by the Company on July 17, 2003, a copy of which is attached hereto as Exhibit 1.3 and is incorporated herein by reference.

                                     PART I

                 INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
                 -----------------------------------------------

                                     PART II

               INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
               ---------------------------------------------------

The following exhibit has been filed as part of this Schedule:

1.3         Press Release dated July 17, 2003.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
                  ---------------------------------------------

Item 1. Undertaking.
        -----------

     The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

     The Issuer undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.
        -----------------------------

     Concurrently with the initial filing of this Schedule, the Issuer filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                   SIGNATURES

     The Descartes Systems Group Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any securities in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             THE DESCARTES SYSTEMS GROUP INC.


                                             By:     /s/ Colley Clarke
                                                    ----------------------------
                                             Name:  Colley Clarke
                                             Title: Executive Vice-President,
                                                    Finance and Chief Financial
                                                    Officer

Dated: July 18, 2003

                                  EXHIBIT INDEX
                                  -------------

  Exhibit
  Number           Description
  ------           -----------

   1.1* Form 40-F (previously filed with the U.S. Securities and Exchange Commission on July 17, 2002 and incorporated herein by reference).

   1.2*            Securities Act (Quebec) Report Under Section 189.1.3.

   1.3             Press Release dated July 17, 2003.

* Previously filed with the Commission.